AB 7/13

SECURITIES
W

06008377

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 39074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2005 (MM/DD/YY) AND ENDING 03/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Great Nation Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5408-A Bell Avenue
(No. and Street)

Amarillo (City) Texas (State) 79109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charlotte Powell 806-353-6767
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Doshier, Pickens & Francis, PC
(Name – *if individual, state last, first, middle name*)

301 S Polk, Suite 800 (Address) Amarillo (City) Texas (State) 79101 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 26 2006
WASH, D.C.
152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/13/06

CM

GREAT NATION INVESTMENT CORPORATION

(a wholly owned subsidiary of National Concord Development Corporation)

Financial Statements

For Years Ended March 31, 2006 and 2005

GREAT NATION INVESTMENT CORPORATION

Financial Statements

For Years Ended
March 31, 2006 and 2005

TABLE OF CONTENTS

DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Board of Directors
Great Nation Investment Corporation
Amarillo, Texas 79106

- INDEPENDENT AUDITORS' REPORT -

We have audited the accompanying balance sheets of Great Nation Investment Corporation at March 31, 2006 and 2005, and the related statements of income and retained earnings, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Nation Investment Corporation at March 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Doshier, Pickens & Francis, P.C.

Doshier, Pickens & Francis, P.C.

May 22, 2006

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
BALANCE SHEETS
March 31, 2006 and 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash	$ 712,754	$ 650,561
Receivables, fees	41,359	97,079
Prepaid expenses	177,860	174,343
Intercompany receivable - National Concord Development Corporation	-	6,772
Total Current Assets	931,973	928,755
OTHER ASSETS		
Clearing deposit	25,068	25,027
Other	62,100	39,600
Total Other Assets	87,168	64,627
Total Assets	$ 1,019,141	$ 993,382
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Commissions payable	$ 84,206	$ 48,212
Intercompany payable - National Concord Development Corporation	50,069	82,793
Deferred deposits	45,000	50,100
Deferred fees	42,925	20,623
Total Current Liabilities	222,200	201,728
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized, 1,750 shares issued and outstanding	35,000	35,000
Paid-in capital	1,143,692	1,143,692
Retained earnings (deficit)	(381,751)	(387,038)
Total Stockholder's Equity	796,941	791,654
Total Liabilities and Stockholder's Equity	$ 1,019,141	$ 993,382

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF INCOME AND RETAINED EARNINGS
For Years Ended March 31, 2006 and 2005

	2006	2005
REVENUE		
Bond underwriting fees	$ 1,178,451	$ 813,193
Brokerage and other fees	2,159,998	1,664,863
Interest income	18,484	9,258
Total Revenue	3,356,933	2,487,314
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions	1,745,531	1,260,581
Management fees	1,566,642	1,220,421
Other general and administrative	38,540	51,456
Total General and Administrative Expenses	3,350,713	2,532,458
Income (Loss) Before Provision for Income Taxes	6,220	(45,144)
PROVISION FOR INCOME TAX (BENEFIT)	933	(6,772)
NET INCOME (LOSS)	5,287	(38,372)
RETAINED EARNINGS (DEFICIT)		
Beginning of the year	(387,038)	(348,666)
End of the year	$ (381,751)	$ (387,038)

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF STOCKHOLDER'S EQUITY
For Years Ended March 31, 2006 and 2005

	Common Stock		Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance at March 31, 2004	1,750	$ 35,000	$ 1,143,692	$ (348,666)	$ 830,026
Net Loss	-	-	-	(38,372)	(38,372)
Balance at March 31, 2005	1,750	35,000	1,143,692	(387,038)	791,654
Net Income	-	-	-	5,287	5,287
Balance at March 31, 2006	1,750	$ 35,000	$ 1,143,692	$ (381,751)	$ 796,941

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF CASH FLOWS
For Years Ended March 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 5,287	$ (38,372)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in operating assets:		
Receivables, fees	55,720	83,110
Prepaid expenses	(3,517)	(67)
Intercompany receivable	6,772	61,170
Increase (decrease) in operating liabilities:		
Commissions payable	35,994	(112,647)
Intercompany payable	(32,724)	(251,647)
Deferred deposits	(5,100)	1,850
Deferred fees	22,302	(3,699)
Cash Provided (Used) by Operating Activities	84,734	(260,302)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of other assets	(22,500)	-
Clearing deposit	(41)	(17)
Cash Used by Investing Activities	(22,541)	(17)
NET INCREASE (DECREASE) IN CASH	62,193	(260,319)
CASH BALANCE AT BEGINNING OF YEAR	650,561	910,880
CASH BALANCE AT END OF YEAR	$ 712,754	$ 650,561

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Great Nation Investment Corporation (the Company) is a wholly owned subsidiary of National Concord Development Corporation (the Parent). The Company primarily provides broker-dealer services in connection with securities transactions. The Company's application for license and membership with the National Association of Securities Dealers, Inc. was approved on May 24, 1988. The Company has not held securities or maintained accounts for customers and has not incurred any liabilities subordinated to the claims of general creditors during the years ended March 31, 2006 and 2005.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at or during the years ended March 31, 2006 and 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers deposits in banks and money market accounts as cash and cash equivalents.

Federal Income Taxes

The Company files a consolidated tax return with the Parent. For financial statement purposes, federal income taxes are allocated on a separate company basis. The current year net income created an income tax expense of $933 which increased the intercompany payable for year ended March 31, 2006. The prior year net operating loss was utilized by the Parent. The Company increased the intercompany receivable and recorded an income tax benefit of $6,772 for the year ended March 31, 2005.

Expenses of the Company

A substantial portion of the administrative expenses of the Company were paid by the Parent and are not reflected in the accompanying financial statements. Such expenses include, but are not limited to, the following: rent, salaries and related employees' benefits, utilities, travel, and office supplies. The Company pays the Parent management fees to cover the cost of such expenses which are separately stated in the Statements of Income.

NOTE 2 - NET CAPITAL

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At March 31, 2006 and 2005, the Company had net capital of $515,622 and $480,632, respectively, and a minimum net capital requirement of $100,000.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

During the normal course of business, the Company may have funds on deposit at one financial institution in excess of the $100,000 insured by the Federal Deposit Insurance Corporation. Management does not believe this represents a significant or unusual risk.

NOTE 4 – INCOME TAXES

Federal income tax expense of $933 for year ended March 31, 2006 consists of current taxes computed on the separate company income of $6,220. Federal income tax benefit for year ended March 31, 2005 consists of current taxes (benefit) of $6,772 computed on the separate company loss of $45,144. State income (franchise) taxes of $2,075 and $2,198 for years ended March 31, 2006 and 2005, respectively, are included in other general and administrative expenses in the Statements of Income.

SUPPLEMENTARY INFORMATION

DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Board of Directors
Great Nation Investment Corporation

- INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION -

Our report on our audits of the basic financial statements of Great Nation Investment Corporation for the years ended March 31, 2006 and 2005 appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying financial information is presented for additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Doshier, Pickens & Francis, P.C.

Doshier, Pickens & Francis, P.C.

May 22, 2006

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SUPPLEMENTARY SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
March 31, 2006 and 2005

Schedule 1

	2006	2005
Stockholder's equity from balance sheet	$ 796,941	$ 791,654
Less non-allowable assets from balance sheet	(281,319)	(311,022)
Less haircuts on securities computed pursuant to Rule 15c3-1	-	-
Net capital	515,622	480,632
Less minimum net capital requirements	(100,000)	(100,000)
Net Capital in Excess of Requirement	$ 415,622	$ 380,632

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
March 31, 2006 and 2005

Schedule 2

Great Nation Investment Corporation carries no margin or customer accounts and has not had any activities as a broker and dealer during the periods covered by the accompanying financial statements. Accordingly, the computation of special reserve requirements and information for possession or control requirements under Exhibit a of Rule 15c3-3 is not applicable.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
RECONCILIATION OF SUPPLEMENTARY SCHEDULE 1 OF
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
WITH COMPANY'S COMPUTATION
March 31, 2006 and 2005

Schedule 3

	2006	2005
Balance per Company's computation	$ 524,895	$ 473,860
Effect of adjustments to Company's books and accounts	(9,273)	6,772
Balance per Schedule 1	$ 515,622	$ 480,632